Exhibit 99.1

STRATA OIL & GAS INC.

10010 - 98 Street, PO Box 7770
Peace River, AB T8S 1T3

Telephone: 403.237.5443

Email: info@strataoil.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

TAKE NOTICE that the 2016 Annual General Meeting of Shareholders of Strata Oil & Gas Inc. (the “Company”) will be held at 888 3rd Street SW, 10th Floor, West Tower, Calgary, Alberta, T2P 5C5 on:

September 20, 2016

at the hour of 10:00 A.M. (Calgary, Alberta time) for the following purposes:

1.	To receive the Company’s audited financial statements for the financial year ended December 31, 2015 and the auditor’s report thereon;

2.	To fix the number of directors to be elected at the Meeting at September 20, 2016 and to elect the directors of the Company until the Company’s next annual meeting of shareholders;

3.	To appoint auditors of the Company and to authorize the directors to fix their remuneration;

4.	To transact any other business that may properly come before the meeting and any adjournment thereof.

A management proxy circular (the “Management Proxy Circular”), the audited consolidated financial statements and the auditor’s report thereon for the year ended December 31, 2015, and a form of proxy (the “Proxy”) accompany this Notice. The Management Proxy Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the notes to the Proxy (the “Notes”). The Company’s management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Calgary, AB, this 26th day of August, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Trevor Newton”

President